FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                 ULTRA PAC, INC.
                 ----------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



               MINNESOTA                                         41-1581031
(STATE OF INCORPORATION OR ORGANIZATION)                      (I.R.S. EMPLOYER
                                                             IDENTIFICATION NO.)


  21925 INDUSTRIAL BOULEVARD, ROGERS, MINNESOTA                   55374
--------------------------------------------------------------------------------
      (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                  (ZIP CODE)



If this Form relates to the             If this Form relates to the registration
registration of a class of debt         of a class of debt securities and is to
securities and is effective upon        become effective simultaneously
filing with the pursuant to General     effectiveness of a concurrent
Instruction A(c)(1) please check the    registration statement under the
following box. |_|                      Securities Act of 1933 pursuant to
                                        General Instruction A(c)(2) please check the following box. |_|


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


                                      NONE


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                         PREFERRED STOCK PURCHASE RIGHTS

Item 1.  Description of Registrant's Securities to be Registered.

         On February 26, 1998, the Board of Directors of Ultra Pac, Inc. (the "Company") declared a dividend of one Right for each outstanding common share (a "Right"), no par value (the "Common Shares"), of the Company. The dividend is payable on March 18, 1998 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value (the "Preferred Shares"), of the Company at a price of $25.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Purchase Price was established by the Board of Directors after consultations with and recommendations by its financial advisor. Customary factors considered by the Board in determining the Purchase Price included, without limitation, implied ranges of future stock prices for the Company based upon potential and projected growth rates over a ten-year period, and exercise prices (as a multiple of stock prices) set by other companies adopting similar rights plans. The Purchase Price does not reflect the Board's view of the current value of the Company.

         The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights Agent").

         Until the earlier of (i) the close of business on the tenth day after the first public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares (an "Acquiring Person"), or (ii) the close of business on the tenth day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by such person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Share certificates, will be transferable only by the transfer of the Common Shares associated with such Rights and any transfer of the Common Shares (including a transfer to the Company) will constitute a transfer of the Rights. As described below, after a person or group becomes an Acquiring Person, the Rights may not be redeemed and may only be amended in limited circumstances.

         Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on February 27, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are redeemed earlier by the Company, in each case, as described below.

         If a person or group of affiliated or associated persons becomes an "Acquiring Person" by obtaining beneficial ownership of more than 15% of the then outstanding Common Shares, each holder of a Right (other than those described in the next sentence) will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. All Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be void.

         At any time after the first date of public announcement by the Company or an Acquiring Person than an Acquiring Person has become such (a "Shares Acquisition Date"), if (i) the Company is the surviving corporation in a merger with any other company or entity, (ii) the Company is acquired in a merger or other business combination transaction, (iii) 50% or more of the Company's consolidated assets or earning power are sold or (iv) an Acquiring Person engages in certain "self-dealing" transactions with the Company, each holder of an outstanding Right (other than those whose Rights have become void) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the surviving or acquiring company or the Acquiring Person, as the case may be, which at the time of such transaction will have a market value of two times the exercise price of such Right.

         At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, without any additional payment, for Common Shares at an exchange ratio of one Common Share (or of a share of a class or series of the Company's preferred shares having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         Rights surrendered for exercise must be accompanied by payment to the Company of the then current exercise price by wire transfer, certified check, cashier's check or money order. Some holders of Rights may find that the level of the exercise price precludes them from exercising all or a portion of their Rights. However, the Rights will be separately tradeable from and after the Distribution Date, should such holders wish to transfer their Rights. There can be no assurance that an active trading market for the Rights will develop.

         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any consolidation, merger, combination or other transaction in which Common Shares are exchanged for or changed into other stock or securities, cash and/or other property, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. The foregoing dividend and liquidation rights of the Preferred Shares are protected against dilution in the event additional Common Shares are issued pursuant to a stock split, stock dividend or similar recapitalization.

         Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the Shares Acquisition Date, the Board of Directors of the Company may redeem all, but not less than all, of the Rights at a price of $.01 per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

         Any of the provisions of the Rights may be amended by the Board of Directors of the Company prior to the Shares Acquisition Date. After the Shares Acquisition Date, the provisions of the Rights Agreement may be amended by the Board to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) which amendment shall require the concurrence of a majority of the Continuing Directors.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Rights have certain anti-takeover effects. The Rights should not interfere with any merger or business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares. However, by causing substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, the Rights may interfere with certain acquisitions, including acquisitions that may offer a premium over market price to some or all of the Company's shareholders. The Board of Directors has stated that the Rights are not intended to prevent an acquisition of the Company on terms that are favorable and fair to all shareholders.

         As of February 25, 1998, there were 3,891,703 Common Shares outstanding. Each outstanding Common Share on March 18, 1998 will have one Right attached thereto. Until the Distribution Date, the Company will issue one Right with each Common Share that shall become outstanding so that all such shares will have attached Rights. 100,000 Preferred Shares are initially reserved for issuance upon exercise of the Rights.


Item 2. Exhibits.


Exhibit
Number            Description of Document
------            -----------------------

1 Rights Agreement dated as of February 27, 1998 between Ultra Pac, Inc. and Norwest Bank Minnesota, N.A., which includes as Exhibit A the Form of Certificate of Designation, Preferences and Rights, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement).

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      ULTRA PAC, INC.
                                        (Registrant)


Dated:  February 27, 1998             By: /s/ Calvin Krupa
                                          --------------------------------------
                                          Calvin Krupa
                                          President and Chief Executive Officer

                                Index to Exhibits


Exhibit No.       Exhibit                                            Page No. *
-----------       -------                                            ----------

1 Rights Agreement dated as of February 27, 1998 between Ultra Pac, Inc. and Norwest Bank Minnesota, N.A., which includes as Exhibit A the Form of Certificate of Designation, Preferences and Rights, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the Distribution Date (as that term is defined in the Rights Agreement).










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*       Only on manually signed copy.